Exhibit 10.22

FY 2017 Bonus Plan

Overview

The fiscal year 2017 Bonus Plan, if fully earned, will provide $5,850,000 of incentive compensation payments to full-time employees of Geospace Technologies Corporation and its subsidiaries (the “Company”), including the company’s employees in Canada, China, UK and Colombia (the “2017 Plan”).  Employees at the Company’s subsidiary in the Russian Federation are excluded since they have a locally administered incentive program designed specifically for their operation. There was no bonus distribution in 2016 or 2015. The 2014 Bonus Plan resulted in a distribution of $6.49 million of incentive compensation.

Participants eligible to participate in the 2017 Plan must be (i) employed for at least three months during fiscal year 2017 in order to earn a bonus, and (ii) actively employed with the Company at the time of the bonus distribution, which if all criteria are met, would occur in late November to mid-December after the year-end BOD meeting where the final fiscal year audited results and bonus distribution are approved.

The 2017 Plan is divided into two tiers.  The Tier 1 plan is a profit sharing plan whereby all participants are eligible to participate.  The Tier 2 plan is set aside for key employees and managers of the Company.  It should be noted that Tier 2 participants are also participants in the Tier 1 plan.  Each plan is further described below.

Bonuses are earned under the 2017 Plan using a basic return on investment (ROI) calculation.  In the ROI calculation, the numerator (earnings) will be the Company’s consolidated pretax earnings during fiscal year 2017 (exclusive of any bonus expenses), and the denominator (investment) will be the end of year stockholder’s equity as of September 30, 2016 (approximately $244.5 million).  Before any bonuses are earned under the 2017 Plan, the Company must generate a minimum ROI of 5% (approximately $12.2 million).  This minimum ROI is referred to as the “Minimum Hurdle”.  Upon reaching the Minimum Hurdle, the bonus pool will be funded at the rate of approximately 16.0% of the Company’s subsequent pretax earnings. The 2017 Plan is designed to maximize bonuses when the “post-bonus” ROI reaches 20% (or pretax earnings of $48.9 million, including bonus expense of $5.85 million). This basic program design is similar to previous years.

A.	Tier 1 Plan:

Method of Earning the Bonus - The Tier 1 plan is also referred to as the “profit sharing plan”.  All eligible employees of the Company are allowed to participate in the Tier 1 plan.  Tier 1 plan bonuses begin to be earned once the Company’s pretax earnings reach the Minimum Hurdle (ROI equal to 5%).  The Tier 1 plan receives the initial “first fruits” of incentive compensation earned under the 2017 Plan, meaning that 75% of the Tier 1 plan maximum must be earned before any incentive compensation is earned in the Tier 2 plan. The cap or maximum amount for the Tier 1 plan is $3,500,000 (equivalent to fiscal year 2014).

Distribution of the Tier 1 Bonus Pool – Bonuses earned under the Tier 1 plan are designed to be evenly distributed to all employees based upon each participant’s annual payroll as a relative percentage of the Company’s total annual payroll.  For example, in fiscal year 2014, each employee received approximately 4.1 weeks of wages as a Tier 1 bonus payment.  Any participant employed by the Company more than three months but less than 12 months will receive a prorated distribution.

Discretionary Adjustments - Department managers have discretion to modify the final distribution of the Tier 1 bonus pool based upon their employee’s performance so long as the total bonus distribution allocated to each department is not exceeded.  Upon determining each department’s relative share of the Tier 1 bonus pool, a “recommended” calculation is made and distributed to each departmental manager.  The manager is then allowed to adjust the “recommended” calculation by +/- 20%.  This gives the manager an opportunity to set goals for their group, reward individuals who “go beyond the call of duty” or withhold partial payment for those that can not or will not go the extra mile.  However, at a minimum, every employee gets at least 80% of the recommended amount.

B.	Tier 2 - Management Bonus Plan

Method of Earning the Bonus - The Tier 2 plan is designed to provide additional incentives to key employees in middle and senior management.  Tier 2 plan bonuses begin to be earned only after the Tier 1 plan has earned 75% of its maximum.  After this threshold, any additional earned bonuses will fund the remaining Tier 1 plan and the Tier 2 plan in proportions that result in each achieving their maximum at the time the Company reaches 20% ROI. The cap or maximum amount for the Tier 2 plan is $2,350,000 (vs. $3,700,000 for fiscal year 2014).

Participants - Various management teams characterized by their level of responsibility and capability of making a significant impact on the Company are included in this portion of the plan.  These groups include engineering, field service, manufacturing, sales, administration and executive officers who are responsible for profit and loss centers as well as other key employees that support key programs or activities in the Company.

From time-to-time, employees may leave these groups while other employees may be added due to the importance and performance of their assigned tasks.

Distribution of the Tier 2 Bonus Pool - The manager of each Tier 2 bonus plan participant must determine how much of the targeted bonus each employee will receive.  If the goals and tasks are completed, an individual would expect to receive the entire amount.  But if the tasks are not completed to the manager’s satisfaction, then the manager must decide what portion, if any, the individual will receive.

Utilization of Unused Tier 2 Monies - In past years, some portion of the bonus pool allocated to the Tier 2 plan was not earned because of employee terminations, or general failures to meet goals.  Senior management has the discretion to reallocate any unused Tier 2 funds monies to remedy inequities which may arise in the Tier 1 or Tier 2 programs.

C.	Accounting for Bonus Accruals

Bonuses earned under the 2017 Plan will be accrued each fiscal quarter based upon pretax profits earned-to-date as a ratio of total pretax profits expected to be earned for the entire fiscal year, if such annual pretax profits can be reasonably estimated.  If annual pretax profits cannot be reasonably estimated due to lack of visibility, order backlog or other contingencies, the Company will accrue bonus expenses based upon actual amounts earned through the end of a fiscal quarter.  Bonus expenses accrued in any fiscal quarter will continuously be trued-up throughout the fiscal year due to changes in pretax earnings, annual estimates or other conditions.  This may result in increases or decreases of amounts previously accrued.  The Company will seek to utilize a method that best matches the annual bonus expense with the annual earnings generated by the Company.